Exhibit 99.1

Cheetah Mobile Announces First Half 2023

Unaudited Consolidated Financial Results

BEIJING, August 18, 2023 -- Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the first half 2023 ended June 30, 2023.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “In the first half of 2023, Cheetah Mobile’s total revenue was RMB337.4 million (USD46.5 million), aligning with our guidance. Despite operating challenges, we maintain strong confidence in the growth potential of our membership and subscription business. Throughout this period, we launched several innovative AI-powered products that have yielded favorable outcomes. Moving forward, we remain committed to optimizing our revenue structure by strategically streamlining unprofitable operations. At the same time, we anticipate ramping up investments in AI technology and products to empower our valued customers and enable them to thrive in the new era of AI. We are steadfastly dedicated to navigating the current challenging landscape while capitalizing on the opportunities that lie ahead.”

Mr. Thomas Ren, Cheetah Mobile's Chief Financial Officer, commented, “In the first half of 2023, we continued prudent cost management practices that resulted in a reduction of our non-GAAP operating loss. Furthermore, as of June 30, 2023, we maintained a robust cash position of RMB2,071.1 million. This strong liquidity position holds immense strategic importance as it provides us with the necessary capacity to make investments that support our long-term growth and sustainable development objectives. Through diligent cost management and the preservation of a solid cash foundation, we are well-positioned to seize opportunities and allocate resources effectively, ensuring a prosperous future for our company.”

First Half 2023 Consolidated Financial Results

REVENUES

Total revenues were RMB337.4 million (US$46.5 million) in the first half of 2023, representing a decrease of 5.5% year over year.

Revenues from the Company’s internet business decreased by 14.5% year over year to RMB235.6 million (US$32.5 million) in the first half of 2023. The year-over-year decrease was due to the strategic downsizing of our advertising business, coupled with external market headwinds.

Revenues from the AI and others were RMB101.7 million (US$14.0 million) in the first half of 2023, representing a 24.8% year-over-year increase. The year-over-year increase was primarily attributable to the growth of our advertising agency services as well as our global cloud service business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 8.0% year over year to RMB113.3 million (US$15.6 million) in the first half of 2023. The year-over-year decrease was mainly attributable to a decline in traffic acquisition costs and channel costs associated with our advertising business. Non-GAAP cost of revenues decreased by 7.9% year over year to RMB113.1 million (US$15.6 million) in the first half of 2023.

Gross profit decreased by 4.2% year over year to RMB224.0 million (US$30.9 million) in the first half of 2023. Non-GAAP gross profit decreased by 4.2% year over year to RMB224.3 million (US$30.9 million) in the first half of 2023.

Gross margin was 66.4% in the first half of 2023, compared to 65.5% in the first half of 2022. Non-GAAP gross margin was 66.5% in the first half of 2023, compared to 65.6% in the first half of 2022.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 7.8% year over year to RMB331.9 million (US$45.8 million) in the first half of 2023. Total non-GAAP operating expenses decreased by 11.9% year over year to RMB314.0 million (US$43.3 million) in the first half of 2023.

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Research and development expenses decreased by 2.3% year over year to RMB92.9 million (US$12.8 million) in the first half of 2023. Non-GAAP research and development expenses decreased by 2.9% year over year to RMB92.0 million (US$12.7 million) in the first half of 2023. The year-over-year decrease was primarily due to our continuous effort to improve operating efficiency.

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Selling and marketing expenses decreased by 23.2% year over year to RMB130.8 million (US$18.0 million) in the first half of 2023. Non-GAAP selling and marketing expenses decreased by 23.0% year over year RMB130.4 million (US$18.0 million) in the first half of 2023. This year-over-year decrease was the result of strategic reduction in promotional activities.

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General and administrative expenses increased by 11.4% year over year to RMB110.5 million (US$15.2 million) in the first half of 2023. The year-over-year increase was attributable to inclusion of share-based compensation expenses arising from our newly implemented 2023 share incentive plan. Non-GAAP general and administrative expenses decreased by 3.3% year over year to RMB93.8 million (US$12.9 million) in the first half of 2023. The year-over-year decrease was primarily due to a reduction of certain professional fee.

Operating loss was RMB107.9 million (US$14.9 million) in the first half of 2023, compared to RMB126.1 million in the same period of the last year. Non-GAAP operating loss was RMB89.8 million (US$12.4 million) in the first half of 2023, compared to RMB122.2 million in the same period of the last year.

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Operating profit for the internet business was RMB10.1 million in the first half of 2023, compared to an operating loss of RMB18.1 million in the same period last year.

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Operating loss for AI and others was RMB99.9 million in the first half of 2023, compare with an operating loss of RMB104.0 million in the same period last year.

Share-based compensation expenses were RMB18.1 million (US$2.5 million) in the first half of 2023, compared to RMB3.9 million in the same period of the last year. The year-over-year increase was attributable to our newly implemented 2023 share incentive plan.

OTHER EXPENSE, NET

Other expense, net was RMB154.2 million (US$21.3 million) in the first half of 2023, which was primarily from the fair value change of some investments.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB277.4 million (US$38.3 million) in the first half of 2023, compared to a net loss attributable to Cheetah Mobile shareholders of RMB72.6 million in the same period of the last year.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB259.3 million (US$35.8 million) in the first half of 2023, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB68.6 million in the same period of the last year.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB9.67 (US$1.33) in the first half of 2023, compared to diluted loss per ADS of RMB2.59 in the same period of the last year. Non-GAAP diluted loss per ADS was RMB9.04 (US$1.25) in the first half of 2023, compared to Non-GAAP diluted loss per ADS of RMB2.45 in the same period of the last year.

BALANCE SHEET

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2,071.1 million (US$285.6 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2023, the Company had a total of 1,497,535,861 Class A and Class B ordinary shares issued and outstanding.

Business Outlook

For the second half of 2023, the Company expects its total revenues to be between RMB310 million (US$42.8 million) and RMB360 million (US$49.6 million). This amount reflects the Company’s current and preliminary expectations.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. The Company provides advertising services to advertisers worldwide, value-added services including the sale of premium membership and in-app virtual items to its users as well as multi-cloud management platform to companies globally. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

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Non-GAAP cost of revenues excludes share-based compensation expenses

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Non-GAAP gross profit excludes share-based compensation expenses

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Non-GAAP gross margin excludes share-based compensation expense

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Total non-GAAP operating expenses exclude share-based compensation expenses

•
Non-GAAP research and development expenses exclude share-based compensation expenses

•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses

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Non-GAAP general and administrative expenses exclude share-based compensation expenses

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Non-GAAP operating profit/loss excludes share-based compensation expenses

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Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

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Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses

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Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,515,799	1,956,275	269,783
Restricted cash	696	723	100
Short-term investments	156,182	114,150	15,742
Accounts receivable, net	283,774	321,990	44,404
Prepayments and other current assets, net	968,145	1,127,692	155,516
Due from related parties, net	199,099	214,027	29,516
Total current assets	3,123,695	3,734,857	515,061

Non-current assets:
Property and equipment, net	58,727	45,817	6,318
Operating lease right-of-use assets	39,579	32,283	4,452
Intangible assets, net	8,430	7,396	1,020
Investment in equity investees	238,591	234,643	32,359
Other long term investments	1,553,740	1,351,555	186,388
Due from related parties, net	3,840	-	-
Deferred tax assets	19,337	20,235	2,791
Other non-current assets	93,480	67,419	9,296
Total non-current assets	2,015,724	1,759,348	242,624

Total assets	5,139,419	5,494,205	757,685

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	132,994	130,184	17,953
Accrued expenses and other current liabilities	1,586,769	2,126,135	293,207
Due to related parties	23,629	31,253	4,310
Income tax payable	35,135	36,266	5,001
Total current liabilities	1,778,527	2,323,838	320,471

Non-current liabilities:
Deferred tax liabilities	55,770	57,824	7,974
Other non-current liabilities	200,336	200,667	27,673
Total non-current liabilities	256,106	258,491	35,647

Total liabilities	2,034,633	2,582,329	356,118

Shareholders’ equity:
Ordinary shares	236	244	34
Additional paid-in capital	2,688,571	2,704,592	372,980
Accumulated deficit	(9,424)	(287,190)	(39,605)
Accumulated other comprehensive income	353,948	419,327	57,828
Total Cheetah Mobile shareholders’ equity	3,033,331	2,836,973	391,237
Noncontrolling interests	71,455	74,903	10,330

Total equity	3,104,786	2,911,876	401,567

Total liabilities and equity	5,139,419	5,494,205	757,685

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Six Months Ended
	June 30, 2022	June 30, 2023
	RMB	RMB	USD
Revenues	357,023	337,385	46,528
Internet business	275,468	235,645	32,497
AI and others	81,555	101,740	14,031
Cost of revenues (a)	(123,221)	(113,349)	(15,632)
Gross profit	233,802	224,036	30,896

Operating income and expenses:
Research and development (a)	(95,037)	(92,854)	(12,805)
Selling and marketing (a)	(170,339)	(130,827)	(18,042)
General and administrative (a)	(99,188)	(110,459)	(15,233)
Other operating income	4,682	2,215	305
Total operating income and expenses	(359,882)	(331,925)	(45,775)

Operating loss	(126,080)	(107,889)	(14,879)
Other income/(expenses):
Interest income, net	14,163	27,238	3,756
Foreign exchange losses	(55,039)	(34,221)	(4,719)
Other income/(expense), net	91,158	(154,152)	(21,259)

Loss before taxes	(75,798)	(269,024)	(37,101)
Income tax expenses	(1,129)	(3,761)	(519)
Net loss	(76,927)	(272,785)	(37,620)
Less: net (loss)/income attributable to noncontrolling interests	(4,355)	4,608	635
Net loss attributable to Cheetah Mobile shareholders	(72,572)	(277,393)	(38,255)

Net loss per share
Basic	(0.0504)	(0.1925)	(0.0265)
Diluted	(0.0517)	(0.1933)	(0.0267)

Net loss per ADS
Basic	(2.5207)	(9.6239)	(1.3272)
Diluted	(2.5865)	(9.6665)	(1.3331)

Weighted average number of shares outstanding
Basic	1,439,543,148	1,452,066,835	1,452,066,835
Diluted	1,439,543,148	1,452,066,835	1,452,066,835
Weighted average number of ADSs outstanding
Basic	28,790,863	29,041,337	29,041,337
Diluted	28,790,863	29,041,337	29,041,337

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	151,644	108,142	14,913
Unrealized losses on available-for-sale securities, net	-	(43,494)	(5,998)
Total other comprehensive income	151,644	64,648	8,915
Total comprehensive income/(loss)	74,717	(208,137)	(28,705)
Less: Total comprehensive (loss)/income attributable to noncontrolling interests	(7,709)	3,877	535
Total comprehensive income/(loss) attributable to Cheetah Mobile shareholders	82,426	(212,014)	(29,240)

	For The Six Months Ended
	June 30, 2022	June 30, 2023
(a) Share-based compensation expenses	RMB	RMB	USD
Cost of revenues	403	226	31
Research and development	321	870	120
Selling and marketing	1,039	391	54
General and administrative	2,165	16,643	2,295
Total	3,928	18,130	2,500

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Six Months Ended June 30, 2023
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB	USD
Revenues	337,385	-	337,385	46,528
Cost of revenues	(113,349)	226	(113,123)	(15,601)
Gross profit	224,036	226	224,262	30,927

Research and development	(92,854)	870	(91,984)	(12,685)
Selling and marketing	(130,827)	391	(130,436)	(17,988)
General and administrative	(110,459)	16,643	(93,816)	(12,938)
Other operating income	2,215	-	2,215	305
Total operating income and expenses	(331,925)	17,904	(314,021)	(43,306)

Operating loss	(107,889)	18,130	(89,759)	(12,379)
Net loss attributable to Cheetah Mobile shareholders	(277,393)	18,130	(259,263)	(35,755)

Diluted loss per ordinary share (RMB)	(0.1933)	0.0125	(0.1808)
Diluted loss per ADS (RMB)	(9.6665)	0.6243	(9.0422)
Diluted loss per ADS (USD)	(1.3331)	0.0861	(1.2470)

	For The Six Months Ended June 30, 2022
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	357,023	-	357,023
Cost of revenues	(123,221)	403	(122,818)
Gross profit	233,802	403	234,205

Research and development	(95,037)	321	(94,716)
Selling and marketing	(170,339)	1,039	(169,300)
General and administrative	(99,188)	2,165	(97,023)
Other operating income	4,682	-	4,682
Total operating income and expenses	(359,882)	3,525	(356,357)

Operating loss	(126,080)	3,928	(122,152)
Net loss attributable to Cheetah Mobile shareholders	(72,572)	3,928	(68,644)

Diluted loss per ordinary share (RMB)	(0.0517)	0.0027	(0.0490)
Diluted loss per ADS (RMB)	(2.5865)	0.1364	(2.4501)

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Six Months Ended June 30, 2023
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	235,645	101,740	-	337,385	46,528
Operating profit/(loss)	10,125	(99,884)	(18,130)	(107,889)	(14,879)
Operating margin	4.3%	(98.2)%	-	(32.0)%	(32.0)%

	For The Six Months Ended June 30, 2022
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	275,468	81,555	-	357,023
Operating loss	(18,107)	(104,045)	(3,928)	(126,080)
Operating margin	(6.6)%	(127.6)%	-	(35.3)%

* Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Six Months Ended
	June 30, 2022	June 30, 2023
	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(72,572)	(277,393)	(38,255)
Add:
Income tax expenses	1,129	3,761	519
Interest income, net	(14,163)	(27,238)	(3,756)
Depreciation and amortization	27,892	17,106	2,359
Net (loss)/income attributable to noncontrolling interests	(4,355)	4,608	635
Other (income)/expense, net	(36,119)	188,373	25,978
Share-based compensation	3,928	18,130	2,500
Adjusted EBITDA	(94,260)	(72,653)	(10,020)